Exhibit 99.1

PRESS RELEASE

August 11, 2014

President and CEO Gisele Marchand to leave Eksportfinans

President and CEO of Eksportfinans ASA, Gisele Marchand, has resigned from her position with Eksportfinans. She is leaving the company before year end to take up the position as Chief Executive Officer of the Norwegian law firm Haavind AS.

Chair of the Board of Directors of Eksportfinans, Geir Bergvoll, comments: “Gisele Marchand has been Eksportfinans’ President and CEO since the autumn of 2007. She has been a strong and highly skilled leader in a challenging time for the company and leaves an organization which is well equipped to secure continuation in business and pursue the strategy which has been drawn up. Eksportfinans’ Board of Directors has initiated a process of finding her successor as quickly as possible.”

“It has been a pleasure to work together with the company’s customers and contacts, its board of directors and not the least my motivated and skilled colleagues in Eksportfinans for almost seven eventful years”, says outgoing President and CEO, Gisele Marchand.

For further information, please contact:

Chief of the Board of Directors Geir Bergvoll,

•	tel: +47 913 15 485,

•	e-mail: Geir.Bergvoll@dnb.no

Contact person in Eksportfinans:

EVP Director of Staff / Communications Elise Lindbæk,

•	tel: +47 22 01 22 64 / +47 905 18 250,

•	e-mail: el@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2014 total assets amounted to approximately NOK 100 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no